U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Axia Group, Inc	2. Date of Event Re- quiring Statement- (Month/Day/Year) 12/18/00	4. Issuer Name and Ticker or Trading Symbol Golden Opportunity Development Corporation No trading symbol
(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Se- curity Number of Reporting Person (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) Director X 10% Owner Officer (give __Other (Specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Salt Lake City, Utah 84101
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	5,000,000	D
Common Stock	1,635,230	I	Parent of Diversified Holdings I, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Responses) SEC 1473 (8-92)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omission of facts constitute

Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      /s/ Richard Surber                                          April 8, 2001

**Signature of Reporting Person                           Date

Richard D. Surber, President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

SEC 1473 (8-92)